UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

OXFORD GLYCOSCIENCES PLC

(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE 5 PENCE STERLING EACH
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE

(Title of Class of Securities)

(Ordinary Shares)
69146101 (American Depositary Shares)

(Cusip Number)

CELLTECH GROUP PLC
(Name of Person Filing Statement)

John Slater
Celltech Group plc
208 Bath Road
Slough
Berkshire, SL1 3WE
United Kingdom

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) of 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

REPORT ON SCHEDULE 13D
SIGNATURE

CUSIP No. 69146101 (Ordinary Shares) (American Depositary Shares)

1.	Name of Reporting Persons Celltech Group plc		I.R.S. Identification No. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 5,892,971

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 5,892,971

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,892,971

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person CO

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REPORT ON SCHEDULE 13D

     This initial statement on Schedule 13D is filed on behalf of Celltech Group plc.

Item 1.	Security and Issuer
This statement relates to the ordinary shares (“Ordinary Shares”) of 5 pence sterling each of Oxford GlycoSciences Plc (“OGS”), a corporation organized under the laws of England and Wales. The Ordinary Shares trade in the United States in the form of American Depositary Shares (“ADSs”), with each ADS representing one Ordinary Share. The principal executive offices of OGS are located at The Forum, 86 Milton Park, Abingdon, Oxfordshire, OX14 4RY, United Kingdom.

Item 2.	Identity and Background
This statement is being filed by Celltech Group plc (“Celltech”), a corporation organized under the laws of England and Wales. Celltech is principally engaged in operating a biopharmaceutical business. The principal executive offices and principal business address of Celltech are located at 208 Bath Road, Slough, Berkshire, SL1 3WE, United Kingdom.

Except as set forth below, the name, business address, citizenship and present principal occupation or employment of each executive officer and director of Celltech, as of the date hereof to the best of Celltech’s knowledge, are set forth in paragraph 2(a) of Appendix V of the Offer Document filed as Exhibit (1)(a) of the Tender Offer Statement on Schedule TO (the "Tender Offer Statement'') filed with the US Securities and Exchange Commission (the "SEC'') on March 3, 2003, which information is incorporated herein by reference. On March 12, 2003, Mr. Philip Rogerson joined the Board of Directors of Celltech as a Non-Executive Director. Mr. Rogerson is Chairman of Aggreko plc and Viridian Group plc and serves as Chairman or Non-Executive Director of a number of other companies. Mr. Rogerson is a citizen of the United Kingdom, and his business address is Celltech Group plc, 208 Bath Road, Slough, Berkshire, SL1 3WE, United Kingdom. To Celltech’s knowledge, there are no controlling shareholders of Celltech.

Neither Celltech, nor to the best of Celltech’s knowledge, any person referred to in this Item 2, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, US federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
On March 21, 2003, Celltech acquired 5,892,971 Ordinary Shares (the “Purchase Shares”) through an arranged purchase executed over the London Stock Exchange. The purchase price for the Purchase Shares was 182 pence sterling per Ordinary Share. The total purchase price for the Purchase Shares was approximately £10.7 million (excluding stamp duty). Celltech used available cash to acquire the Purchase Shares.

Item 4.	Purpose of Transaction
The Purchase Shares were acquired in connection with the offer by Celltech commenced on March 1, 2003 to acquire all of the issued and to be issued Ordinary Shares (including Ordinary Shares represented by ADSs) for a cash consideration of 182 pence sterling per Ordinary Share (equivalent to 182 pence sterling per ADS) (the “Offer”).
The Purchase Shares were acquired in accordance with normal UK practice and pursuant to exemptive relief granted by the SEC from Rule 14e-5 under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the requirements of Rule 14e-5 and with the exemptive relief granted by the SEC, the Purchase Shares were acquired in compliance with applicable UK rules, including the City Code on Takeovers and Mergers (the “City Code”) and the rules of the London Stock Exchange. Information related to the acquisition of Purchase Shares has been disclosed in the United States through amendments to the Tender Offer Statement to the extent that such information has been made public in the United Kingdom pursuant to the City Code.
If the Offer becomes or is declared unconditional in all respects in accordance with UK requirements, Celltech intends to procure that OGS applies to the UK Listing Authority for the de-listing of the Ordinary Shares and to the London Stock Exchange for the admission to trading of the Ordinary Shares to be cancelled. Celltech would also intend to procure that OGS applies for de-listing of the ADSs from NASDAQ and termination of registration of the ADSs and the Ordinary Shares under the Exchange Act. The information set forth in paragraphs 5, “Background to and Reasons for the Offer” and 18, “Compulsory Acquisition and Application for De-listing” of the Letter from JPMorgan and paragraph 10, “Certain Consequences of the Offer” of Appendix V, each as contained in or appended to the Offer Document filed as Exhibit (1)(a) of the Tender Offer Statement, are incorporated herein by reference.
Except as set forth in this Item 4, Celltech has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5.	Interest in Securities of the Issuer
(a) Celltech beneficially owns an aggregate of 5,892,971 Ordinary Shares, representing approximately 10.5% of the number of such Ordinary Shares outstanding on the date hereof.

(b) Celltech has sole power to vote or to direct the vote and dispose or direct the disposition of the Ordinary Shares referred to in Items 7 and 9 of the cover page of this report.

(c) Other than as set forth herein, Celltech has not effected transactions with respect to the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in paragraphs 5, “Background to and Reasons for the Offer” and 18, “Compulsory Acquisition and Application for De-listing” of the Letter from JPMorgan; Part A, “Conditions of the Offer” of Appendix I and paragraphs 4, “Shareholdings and Dealings”, 7, “Financing Arrangements”, 8, “Other Information” and 10, “Certain Consequences of the Offer” of Appendix V, all as contained in or appended to the Offer Document filed as Exhibit (1)(a) of the Tender Offer Statement, are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Offer Document dated March 1, 2003.[1]
2	Form of Acceptance, Authority and Election.[2]
3	Letter of Transmittal.[3]
4	Notice of Guaranteed Delivery.[4]

[1] Incorporated by reference to Exhibit (1)(a) of the Tender Offer Statement.
[2] Incorporated by reference to Exhibit (7)(a) of the Tender Offer Statement.
[3] Incorporated by reference to Exhibit (2)(a) of the Tender Offer Statement.
[4] Incorporated by reference to Exhibit (3)(a) of the Tender Offer Statement.

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SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: March 28, 2003

Celltech Group plc

By:	/s/ Peter Allen
Peter Allen
Chief Financial Officer

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